Form 20-F
period 2004-12-31
HOLMES FINANCING NO 4 PLC; HOLMES TRUSTEES LTD; HOLMES FUNDING LTD
filed 2005-06-30
CIK 1141798, 1118921, 1118916

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
or
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR TRANSITION PERIOD FROM N/A TO N/A

Commission file number: 333-13576

Holmes Financing (No. 4) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)

United Kingdom	United Kingdom	United Kingdom
(Jurisdiction of Incorporation or Organization)
Abbey National House	Abbey National House	Abbey National House
2 Triton Square	2 Triton Square	2 Triton Square
Regent’s Place	Regent’s Place	Regent’s Place
London NW1 3AN	London NW1 3AN	London NW1 3AN
United Kingdom	United Kingdom	United Kingdom
(011-44-20) 7756 6302/4/5	(011-44-20) 7756 6302/4/5	(011-44-20) 7756 6302/4/5
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) o f the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
$410,000,000 Series 3 Class A2 Asset Backed Floating Rate Notes (1)	None
$34,500,000 Series 3 Class B Asset Backed Floating Rate Notes (1)	None
$49,500,000 Series 3 Class C Asset Backed Floating Rate Notes (1)	None
£850,000,000 Series 3A2 Term AAA Advance (2)	None
£25,000,000 Series 3 Term AA Advance (2)	None
£36,000,000 Series 3 Term BBB Advance (2)	None
Funding Interest in the Mortgages Trust (3)	None

(1)	Holmes Financing(No. 4) PLC is the registrant for the Series 3 Issuer Notes.
(2)	Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 4) PLC. The Term Advances are the primary source of payments on the Series 3 Issuer Notes.
(3)	Holmes Trustees Limited is the registrant for the FundingInterest in the Mortgages Trust and is holding the Funding Interest on behalf of Holmes Funding Limited.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17       Item 18   Financial statements attached as Exhibits

Back to Contents

PRESENTATION OF INFORMATION

This Annual Report on Form 20-F relates to Holmes Financing (No. 4) PLC (the “Issuer”) and the following securities (the “Issuer Notes”), which were issued pursuant to a trust deed dated July 5, 2001 (the “Issuer Trust Deed”), between the Issuer and The Chase Manhattan Bank, London Branch, as note trustee (the “Note Trustee”):

•	$410,000,000 Series 3 Class A2 AssetBacked Floating Rate Notes Due July 2040
•	$34,500,000 Series 3 Class B Asset Backed Floating Rate Notes Due July 2040
•	$49,500,000 Series 3 Class C Asset Backed Floating Rate Notes Due July 2040

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

This Annual Report on Form 20-F further relates to the funding interest in the mortgage trust, the property of which includes the loans in the portfolio at the closing date or which have subsequently been assigned to Holmes Trustees Limited (“Trustees”) thereafter (including any new drawings under flexible loans) and their related security and any income generated by the loans or their related security. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by Abbey National plc (the “seller”). The trust property also includes any money in the mortgages trustee guaranteed investment contract (or GIC) account and in any other bank account or bank accounts held by Trustees (as agreed by Trustees, Funding, the seller and the security trustee) from time to time, called the alternative accounts. The mortgages trustee GIC account is the bank account in which Trustees holds any cash that is part of the trust property until it is distributed to the benefic iaries. The alternative accounts are accounts into which payments by some mortgage borrowers are paid initially.

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

Back to Contents

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

Back to Contents

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

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL INFORMATION

Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from December 9, 2003 to January 8, 2004.

•	Periodic Report for the period from January 9, 2004 to February 9, 2004.

•	Periodic Report for the period from February 10, 2004 to March 8, 2004.

•	Periodic Report for the period from March 9, 2004 to April 8, 2004.

•	Periodic Report for the period from April 9, 2004 to May 10, 2004.

•	Periodic Report for the period from May 11, 2004 to June 8, 2004.

•	Periodic Report for the period from June 9, 2004 to July 8, 2004.

•	Periodic Report for the period from July 9, 2004 to August 9, 2004.

•	Periodic Report for the period from August 10, 2004 to September 8, 2004.

•	Periodic Report for the period from September 9, 2004 to October 8, 2004.

•	Periodic Report for the period from October 9, 2004 to November 8, 2004.

•	Periodic Report for the period from November 9, 2004 to December 8, 2004.

•	Periodic Report for the period from December 9, 2004 to January 10, 2005.

•	Profit and Loss Accounts and Balance Sheets for the period ended January 15, 2004.

•	Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2004.

•	Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2004.

•	Profit and Loss Accounts and Balance Sheets for the period ended October 15, 2004.

Back to Contents
The following document is also incorporated by reference from reports filed on Form 6-K:

•	Certificate Relating to FinancialInformation pursuant to the First Issuer Trust Deed dated April 30, 2005.

The following documents are filed as exhibits to this Annual Report on Form 20-F:

•	Report and Accounts for Holmes Financing (No. 4) PLC for the year ended December 31, 2004.

•	Report and Accounts for Holmes Funding Limited for the year ended December 31, 2004.

•	Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2004.

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

Back to Contents
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

Back to Contents

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

The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes

The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. This means, among other things, that the series 3 Issuer Notes will be redeemed in full prior to the redemption of the series 4 Issuer Notes.

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

If Funding 2 becomes a beneficiary of the mortgages trust then the seller, Funding and Funding 2 would each have a joint and undivided interest in the trust property but their entitlement to the proceeds from the trust property would be in proportion to their respective shares of the trust property. On each

Back to Contents

distribution date Trustees would distribute interest and principal receipts to one, two or all three benefic iaries, depending on the terms of the mortgages trust.

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

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to any new issuer on the new term advances will depend primarily on the designated ratings of those term advances. In general, the term advances with the highest term advance rating will be paid ahead of lower rated term advances, subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any new term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any issuer term AA advance and any issuer term BBB advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and any new term advances in accordance with their respective term advance ratings, subject to their relative scheduled repayment dates. For example, principal repayments due on an issuer term AAA advance generally will be made before principa l repayments due on a new term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially

Back to Contents

affect payments of principal on the previous term advances and in turn would not be materially affected by payments of principal on any new term advances.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents
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

Back to Contents
then, the other term A advances in no order of priority between them but in proportion to the respective amounts due, until all of those term A advances are fully repaid; and

finally , the issuer term BBB advances and the other term BBB advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term BBB advances are fully repaid.

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

A loan will be subject to a product switch if the borrower and the seller agree on or the servicer offers a variation in the financial terms and conditions applicable to the relevant borrower’s loan, other than:

•	any variation agreed with a borrower to control or manage arrears on the loan;

•	any variation in the maturity date of the loan unless any loan outstanding is extended beyond 2038;

•	any variation imposed by statute;

•	any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 per cent. by outstanding principalamount of loans comprised in the trust property in any interest period; or

•	any variation in the frequency with which the interest payable in respect of the loan is applied.

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

Back to Contents

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

However, as described in “The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes”, the transaction has been structured in the expectation that the series 3 Issuer Notes will be repaid in full prior to the redemption of the series 4 Issuer Notes.

There is no assurance that these subordination rules will protect the holders of class A Issuer Notes from all risk of loss or the holders of class B Issuer Notes from all risk of loss.

Principal payments on the class B Issuer Notes and the class C Issuer Notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term BBB advances will be deferred in the following circumstances:

•	if a principal loss has been recorded on the principaldeficiency ledger in respect of any term AA advances, any term A advances or any term BBB advances; or

•	if the first reserve fund has been debited on or prior to the relevant interest payment date for the purposes of curing a principaldeficiency in respect of any term AA advances, any term A advances or any term BBB advances and the first reserve fund has not been replenished by a corresponding amount on the relevant interest payment date; or

•	if, as at the relevant interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrear is more than three times the monthly payment then due, is more than five per cent. of the total outstanding principal balance of loans in the mortgages trust.

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

Back to Contents

circumstance described in this risk factor has been remedied (if ever), the date on which the term AAA advances are repaid in full and the maturity date of the relevant Issuer Notes.

Series 3 Issuer Notes may be subject to risk if the trust property deteriorates after repayment of the series 2 Issuer Notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 2 Issuer Notes, then the series 3 Issuer Notes may not be repaid in full.

If the Issuer fails to make timely payments of amounts due under an issuer dollar currency swap, then noteholders may be subject to exchange rate risks on some of the series 3 Issuer Notes

Investors will pay for the series 3 class A2 Issuer Notes, the series 3 class B Issuer Notes and the series 3 class C Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 3 class A2 Issuer Notes, the series 3 class B Issuer Notes and the series 3 class C Issuer Notes with the issuer dollar currency swap providers.

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

The criteria referred to above include a requirement that the short-term, unguaranteed and unsecured ratings ascribed to the mortgages trustee GIC provider or, as the case may be, the Funding GIC provider are at least A-1+ (or in the circumstances described below, A-1) by Standard & Poor's, F1+ by Fitch and P-1 by Moody's. If the relevant deposit amount is less than 30 per cent. of the amount of the Funding share of the trust property, then the short-term, unguaranteed and unsecured rating required to be ascribed

Back to Contents

by Standard & Poor's to the mortgages trustee GIC provider, or as the case may be the Funding GIC provider, shall be at least A-1.

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

Back to Contents

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

Back to Contents

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

If there are insufficient funds available because of such income or principal deficiencies, then one or more of the following consequences may occur:

•	the interest and other net income of Funding may not be sufficient, after making the payments to be made in priority, to pay, in full or at all, interest due on the issuer term BBB advances and the issuer term AA advances;

•	there may be insufficient funds to repay any of the issuer term BBB advances and the issuer term AA advances prior to their finalrepayment dates unless the other net income of Funding is sufficient, after making other prior ranking payments, to reduce any principal deficiency in respect of the term BBB advances and term AA advances;

•	if the amount of principal deficiencies exceeds the principal amount outstanding of any of the term advances (and the principal deficiencies cannot be covered by the other income of Funding), then the Issuer may not receive the full principalamount of any or all of the issuer term advances and, accordingly, noteholders may not receive the full face value of the class C Issuer Notes, the class B Issuer Notes and the class A Issuer Notes, as the case may be; and/or

•	the Issuer may be unable to pay, in full or at all, interest due on Issuer Notes.

Back to Contents

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest only loan, which may adversely affect repayments on the Issuer Notes

Each loan in the current portfolio is repayable either on a principal repayment basis or an interest only basis. Of the loans in the portfolio as at June 8, 2005, approximately 35.78 per cent were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place to ensure that funds will be available to repay the principal at the end of the term. However, the seller does not take security over such repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over such life policies.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

The U.K. Financial Services Authority (the “FSA”) regulates persons who carry on “regulated activities” in the United Kingdom under the Financial Services and Markets Act 2000 (the “FSMA”). This includes institutions which accept deposits by way of business within the meaning of the FSMA and persons who carry on certain mortgage business. There are four principal mortgage-related regulated activities: (i) entering into; (ii) administering; (iii) arranging; and (iv) advising on “regulated mortgage contracts”, which are broadly loans entered into or treated as entered into on or after 31 October 2004 that are secured by way of first legal mortgage over U.K. residential property at least 40% of which is used or intended to be used as, or in connection with, a dwelling by the borrower or a related person.

All authorised persons (within the meaning of the FSMA) who are regulated by the FSA are subject to the FSA's Handbook of rules and guidance which regulate a range of matters including senior management arrangements, systems and controls, conduct of business and training and competence.

The FSA is broadly empowered to obtain information from and give directions to authorised persons and also sets out standards that serve as guidelines for authorised persons under its supervision. These authorised persons are subject to various reporting obligations (including submitting regular reports to the FSA) to enable the FSA to perform its supervisory role. The approach adopted by the FSA in supervising banks is risk-based with the objectives of: (i) systematic assessment of whether a bank meets the FSMA authorisation criteria; (ii) understanding the quality of the management and the risks banks face; (iii) using appropriate supervisory tools such as skilled persons' reports on internal controls to identify risks and (iv) allocating resources proportionate to risk by focusing on banks with a high risk profile.

If mortgage lenders and brokers are not authorised as required by the FSMA, a regulated mortgage contract is unenforceable against the borrower except with the approval of a court. Generally, each qualifying credit promotion (in broad terms an advertisement or marketing activity) relating to a regulated mortgage contract (or any other credit agreement secured by a mortgage on land, where the lender carries on a regulated mortgage contract lending business) has to be issued or approved by a person holding authorisation and permission from the FSA. If such requirements as to qualifying credit promotions are not complied with, the regulated mortgage contract (or other credit agreement) is unenforceable against the borrower except with the approval of a court. In addition, a court order is in any event necessary to enforce a mortgage securing a regulated mortgage contract that would (if it were not a regulated mortgage contract) be, or be treated as, regulated by the Consumer Credit Act 1974 (the “CCA”).

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

Consumer Credit Regulation and Proposed UK Consumer Credit Reform

In the United Kingdom, the Office of Fair Trading (the “OFT”) is responsible for the issue of licences under, and the superintendence of the working and the enforcement of, the CCA, related

Back to Contents

consumer credit regulations and other consumer protection legislation. The OFT may review business and operations, provide guidelines to follow and take actions when necessary with regard to the consumer credit and mortgage markets in the United Kingdom.

Currently, a credit agreement is regulated by the CCA where: (i) the borrower is or includes an individual; (ii) the amount of “credit” as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after 1 May 1998, or lower amounts for credit agreements made before that date; and (iii) the credit agreement is not an exempt agreement as defined in the CCA.

The CCA does not apply to loans and mortgages which are regulated mortgage contracts, as described above (although in certain circumstances it may be necessary to obtain a court order under section 126 CCA to enforce a regulated mortgage contract). The CCA does apply to loans and mortgages which are not regulated mortgage contracts, but which fall within the criteria for regulation by the CCA as described above. Loans and mortgages which will not be regulated mortgage contracts and which therefore may be regulated by the CCA if they fall within such criteria include loans secured by second or subsequent charges and any buy-to-let mortgage which is secured on land which is not used or intended to be used as to at least 40% or in connection with a dwelling by the borrower or a related person.

Any credit agreement that is wholly or partly regulated by the CCA or is to be treated as such has to comply with the requirements under the CCA as to licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as will be applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the CCA or to be treated as such, it is unenforceable against the borrower: (a) without an order of the OFT, if requirements as to licensing of lenders and brokers are not met; (b) totally, if the form to be signed by the borrower is not signed by the borrower personally or omits or mis-states a “prescribed term”; or (c) without a court order in other cases and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability by the lender.

Any credit agreement might be wholly or partly regulated by the CCA or to be treated as such because of technical rules on:

(a)	determining whether any credit under the CCA arises, or whether the financial limit of the CCA is exceeded;

(b)

determining whether the credit agreement is an exempt agreement under the CCA (for example, certain types of credit agreement to finance the purchase of, or alteration to, homes or business premises, or a regulated mortgage contract under the FSMA); or

(c)	changes to credit agreements.

A court order under Section 126 of the CCA is necessary to enforce a mortgage securing a loan, further advance or credit agreement to the extent that it is regulated by the CCA or to be treated as such. In dealing with such application, the court has the power, if it appears just to do so, to amend a loan, further advance or credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

The UK consumer credit legislation is currently the subject of substantial change. In December 2003, the DTI published a White Paper proposing amendments to the CCA and to secondary legislation made under it. In June 2004, secondary legislation was made on: (i) amending requirements as to documentation of credit agreements, coming into force on 31 May 2005; (ii) pre-contract disclosure, coming into force on 31 May 2005; and (iii) replacing the formula for calculating the maximum amount payable on early settlement with a formula more favourable to the borrower, coming into force on 31 May 2005 for new agreements, or 31 May 2007 or 31 May 2010 (depending on the term of the agreement) for agreements existing before 31 May 2005.

Back to Contents

In order to implement the changes proposed in the DTI’s White Paper, the UK Government has decided to to amend the CCA by introducing a Consumer Credit Bill, which has recently had its second reading in Parliament. Major provisions contained in the Bill include: (a) removing the financial limit for consumer lending, whilst retaining the limit at £25,000 for lending for business purposes to individuals, unincorporated bodies and partnerships of up to 3 partners; (b) strengthening the licensing regime; (c) reforming the law on extortionate credit as it applies to both new and existing agreements; and (d) introducing alternative dispute resolution procedures outside the courts for consumer credit agreements. The Bill is expected to include further amendments to the CCA, and further secondary legislation made under the CCA is anticipated.

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

Proposed EU Consumer Credit Directive

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonisation of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers. Under the original proposed draft, the directive required specif ic requirements to be met in respect of certain mortgage loan products (including new credit agreements for further drawings under certain flexible mortgages and for further advances and amortisation tables for repayment mortgages). Mortgage loans not complying with these requirements were potentially unenforceable. Significantly, in its original form, the proposal provided that it does not apply retrospectively (subject to certain exceptions including in respect of new drawings made in respect of existing agreements) and does not apply to residential mortgage loans except those which include an equity release component.

There has been significant opposition from the European Parliament to the original form of the proposed directive. On 13 February 2004, the Committee of Legal Affairs and the Internal Market published the European Parliament's amendments to the proposed draft. These amendments included excluding any credit agreement secured by a mortgage on land. On 20 April 2004 the European parliament voted on its first reading on the proposed directive. The European Commission published on 28 October 2004 a revised proposal, which comprised a list of intended revisions to the draft directive based on the amendments that the European Commission felt either able or unable to accept rather than a full redraft. In this amended form die proposed directive will apply to any loan secured by a mortgage over land if the loan includes an equity release element and is not over €100,000, but it is unclear whether it will apply to further drawings and further advances made in relation to agreements existing before national implementing legislation conies into effect.

It is currently unclear to what extent mortgage loans will be included in the scope of the proposed directive, which may be substantially amended before it is brought into effect. The proposal is unlikely to come into force before 2006 as the co-decision procedure of the European Parliament and of the Council, from the publication of the proposal to the coming into force of the new consumer credit directive, is likely to take at least two years, and member states will then have a further two years in which to bring implementing legislation into force. Until the final text of the directive is decided and the details of the United Kingdom implementing legislation are published, the form and the effect of any ultimately implemented directive on our ability to make payments when due on the Issuer Notes, cannot be determined.

Regulations in the United Kingdom could lead to some terms of the loans being unenforceable, which may adversely affect payments on the Issuer Notes

Back to Contents

In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1999, and (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (together, the “regulations”) apply to agreements entered into on or after July 1, 1995 and affect all of the loans. The regulations provide that:

•	a borrower may challenge a term in an agreement on the basis that it is an “unfair” term within the regulations and therefore not binding on the borrower; and

•	the Office of Fair Trading, the FinancialServices Authority and any other “qualifying body” (as defined in the regulations) may seek to prevent a business from using or recommending the use of unfair terms.

The regulations will not generally affect individually negotiated or “core terms” which set out the main subject- matter of the contract, such as the borrower's obligation to repay the principal. However, they may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate.

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

In August 2002, the Law Commission and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the Unfair Contract Terms Act 1977 and the regulations into a single piece of legislation and a final report (incorporating a proposed Bill on unfair terms), which was expected early in 2004 but at the date of this annual report, has not yet been published. The Law Commissions have a duty under section 3 of the Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification. The proposals are primarily to simplif y the legislation on unfair terms. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that the legislation should not affect core terms in so far as they are not substantially different from what the borrower should reasonably expect and are transparent. However, it is not obligatory for any of the Law Commission's reports to be considered for enactment as legislation by the UK government. It is therefore too early to tell how the proposals, if enacted, would affect the loans.

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

Back to Contents

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

European Directive 2003/48/EC on the Taxation of Savings Income may adversely affect noteholders’ interests

On June 3, 2003 the Council of the European Union adopted a Directive (2003/48/EC) regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required from no earlier than 1 July 2005 to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within a member state's jurisdiction to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period, unless during such period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

Back to Contents

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

Back to Contents

relevant exception, as the provisions of the Enterprise Act have never been considered judicially, no assurance can be given as to whether the Enterprise Act could have a detrimental effect on the transaction described in this annual report or on the interests of noteholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge holder, the directors or the company itself. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the administrator proposed by the directors of the company or appoint an alternative administrator, although the moratorium will take effect immediately after notice is given. If the qualifying floating charge holder does not respond to the directors' notice of intention to appoint, the directors', or as the case may be, the company's appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure), by appointing an administrative receiver prior to the appointment of the administrator being completed.

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

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that in relation to floating charges created after September 15, 2003 any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a “prescribed part” of the company's “net property” available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. The company's “net property” is defined as the amount of the chargor's property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the fees or expenses of administration. The “prescribed part” is defined in The Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

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

Capital Adequacy

An authorised person with permission from the FSA to accept deposits by way of business (in other words, a bank) is subject to inter alia the part of the Handbook known as the “Interim Prudential Sourcebook for Banks”. The Interim Prudential Sourcebook for Banks will be replaced in stages between 2004 and (probably) 2007 as parts of the Integrated Prudential Sourcebook come into force; the Integrated Prudential Sourcebook in relation to mortgage firms (other than banks and building societies) is already in force.

Back to Contents

The development of the Integrated Prudential Sourcebook is to take into account the implementation of a range of European directives and international agreements, in particular the New Basel Capital Accord (Basel II) and the related European Capital Requirements Directive (which implements, and indeed goes further than, the New Basel Capital Accord).

Implementation of the New Basel Capital Accord and the risk-weighted asset framework may result in changes to the risk-weighting of the Issuer Notes

The Basel Committee on Banking Supervision announced on 11 May 2004 that it had achieved consensus on the remaining issues concerning the framework of the New Basel Capital Accord and published the text of the new framework on 26 June 2004. The framework is designed to place enhanced emphasis on markets discipline and sensitivity to risk. The text of the framework will serve as the basis for national rule-making and approval processes to continue and for banking organisations to complete their preparations for implementation of the New Basel Accord. The Committee confirmed that it is currently intended that the various approaches under the New Basel Accord will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007.

The new capital framework proposed consists of three “pillars”: (i) minimum regulatory capital requirements, (ii) supervisory review of an institution's internal assessment process and capital adequacy and (iii) effective use of disclosure to strengthen market discipline.

Consequently, noteholders should consult their own advisers as to the consequences to, and effect on, any noteholder of the proposed implementation of the New Basel Capital Accord.

Item 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Not applicable.

B. BUSINESS OVERVIEW

Not applicable.

C. ORGANIZATIONAL STRUCTURE

Not applicable.

Back to Contents

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

The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer is filed as Exhibit 10.18 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from July 5, 2001 to April 30, 2005, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at April 30, 2005, there did not exist and had not existed since July 5, 2001, any Note Event of Default (as defined in the Issuer Trust Deed).

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Not applicable.

B. LIQUIDITY AND CAPITAL RESOURCES

Not applicable.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Not applicable.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable.

Back to Contents

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

Issuer

Name	Business Address	Business Occupation

Martin McDermott	SPV Management Limited	Executive Director of SPV
	Tower 42	Management Limited
25 Old Broad Street
London EC2N 1HQ

SPV Management Limited	SPV Management Limited	Management of special purpose
	Tower 42	companies
25 Old Broad Street
London EC2N 1HQ

David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place
London NW1 3AN

Funding

Name	Business Address	Business Occupation

Martin McDermott	SPV Management Limited	Executive Director of SPV
	Tower 42	Management Limited
25 Old Broad Street
London EC2N 1HQ

SPV Management Limited	SPV Management Limited	Management of special purpose
	Tower 42	companies
25 Old Broad Street
London EC2N 1HQ

David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place
London NW1 3AN

Back to Contents
Trustees

Name	Business Address	Business Occupation

Martin McDermott	SPV Management Limited	Executive Director of SPV
	Tower 42	Management Limited
25 Old Broad Street
London EC2N 1HQ

SPV Management Limited	SPV Management Limited	Management of special purpose
	Tower 42	companies
25 Old Broad Street
London EC2N 1HQ

David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place
London NW1 3AN

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

On June 3, 2003 the Council of the European Union adopted a Directive (2003/48/EC) regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required, from a date not earlier than July 1, 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within a member state's jurisdiction to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period, unless during such period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

Back to Contents

For holders within the charge to UK corporation tax (other than authorised unit trusts and investment trusts), the series 3 Issuer Notes will (in respect of all accounting periods commenced prior to October 1, 2002) be qualifying assets for the purposes of the taxation of foreign exchange gains and losses. Any changes in the sterling value of such Issuer Notes as a result of changes in the sterling/US dollar exchange rate or the sterling/euro excha nge rate, as appropriate, during each such accounting period in which such a holder holds such Issuer Notes will generally be taxed or relieved by reference to the holder’s accounting treatment of such Issuer Notes.

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for UK tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the Issuer Notes is received or to which the Issuer Notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the Issuer Notes. The series 3 Issuer Notes will not be qualifying corporate bonds within the meaning of Section 117 of the United Kingdom Taxation of Chargeable Gains Act 1992 and therefore a disposal of such an Issuer Note by such a noteholder may give rise to a chargeable gain or an allowable loss for the purpose of UK capital gains tax.

A disposal of Issuer Notes by a noteholder who is resident or ordinarily resident in the UK for UK tax purposes or who carries on a trade in the UK through a branch or agency to which the Issuer Notes are attributable may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the Issuer Notes since the preceding payment date. For Issuer Notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as the Inland Revenue considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the series 3 Issuer Notes will constitute variable rate Issuer Notes for this purpose.

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

Back to Contents

United States Taxation

General

The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 3 class A2 Issuer Notes, series 3 class B Issuer Notes and series 3 class C Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Back to Contents

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

US Issuer Notes as debt of Funding

The US Internal Revenue Service could possibly seek to characterize the series 3 class A2 Issuer Notes, series 3 class B Issuer Notes and series 3 class C Issuer Notes as ownership interests in the issuer series 3A2 term AAA advance, the issuer series 3 term AA advance and the issuer series 3 term BBB advance, respectively, rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

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

If the issuer currency swap terminated before the US Issuer Notes were retired, and the integration regulatio ns applied, then a US holder may be considered to recognize gain or loss as if the holder had sold for fair market value his interest in the related advance. Moreover, for periods following such termination, the integration rules would no longer apply to the related advance except in the discretion of the US Internal Revenue Service.

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

Back to Contents

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

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B.  CODE OF ETHICS

Back to Contents

Not applicable.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Not applicable.

Item 19. EXHIBITS

The following documents are filed as part of the Annual Report on Form 20-F:

1.	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-13576).

2.	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-13576).

3.	Exhibit 10.1: Periodic Report for the period from December 9, 2003 to January 8, 2004 (incorporated by reference from the Form 6-K previously filed on January 20, 2004).

4.	Exhibit 10.2: Periodic Report for the period from January 9, 2004 to February 9, 2004 (incorporated by reference from the Form 6-K previously filed on March 1, 2004).

5.	Exhibit 10.3: Periodic Report for the period from February 10, 2004 to March 8, 2004 (incorporated by reference from the Form 6-K previously filed on March 22, 2004).

6.	Exhibit 10.4: Periodic Report for the period from March 9, 2004 to April 8, 2004 (incorporated by reference from the Form 6-K previously filed on April 30, 2004).

7.	Exhibit 10.5: Periodic Report for the period from April 9, 2004 to May 10, 2004 (incorporated by reference from the Form 6-K previously filed on May 26, 2004).

Back to Contents
8.	Exhibit 10.6: Periodic Report for the period from May 11, 2004 to June 8, 2004 (incorporated by reference from the Form 6-K previously filed on June 16, 2004).

9.	Exhibit 10.7: Periodic Report for the period from June 9, 2004 to July 8, 2004 (incorporated by reference from the Form 6-K previously filed on July 28, 2004).

10.	Exhibit 10.8: Periodic Report for the period from July 9, 2004 to August 9, 2004 (incorporated by reference from the Form 6-K previously filed on September 1, 2004).

11.	Exhibit 10.9: Periodic Report for the period from August 10, 2004 to September 8, 2004 (incorporated by reference from the Form 6-K previously filed on September 29, 2004).

12.	Exhibit 10.10: Periodic Report for the period from September 9, 2004 to October 8, 2004 (incorporated by reference from the Form 6-K previously filed on October 29, 2004).

13.	Exhibit 10.11: Periodic Report for the period from October 9, 2004 to November 8, 2004 (incorporated by reference from the Form 6-K previously filed on December 1, 2004).

14.	Exhibit 10.12: Periodic Report for the period from November 9, 2004 to December 8, 2004 (incorporated by reference from the Form 6-K previously filed on December 29, 2004).

15.	Exhibit 10.13: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

16.	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 15, 2004 (incorporated by reference from the Form 6-K previously filed on March 1, 2004).

17.	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2004 (incorporated by reference from the Form 6-K previously filed on May 21, 2004).

18.	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2004 (incorporated by reference from the Form 6-K previously filed on August 17, 2004).

19.	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 15, 2004 (incorporated by reference from the Form 6-K previously filed on June 10, 2005).

20.	Exhibit 10.18: Certificate Relating to FinancialInformation pursuant to the First Issuer Trust Deed dated April 30, 2005 (incorporated by reference from the Form 6-K previously filed on June 13, 2005).

21.	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 4) PLC for the year ended December 31, 2004.

22.	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2004.

23.	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2004.

24.	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

25.	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES TRUSTEES LIMITED

By:	/s/ Martin McDermott
Name:	Martin McDermott
Title:	Director

HOLMES FUNDING LIMITED

By:	/s/ Martin McDermott
Name:	Martin McDermott
Title:	Director

HOLMES FINANCING (NO. 4) PLC

By:	/s/ Martin McDermott
Name:	Martin McDermott
Title:	Director

Dated: June 30, 2005

Back to Contents

EXHIBIT INDEX

•	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-13576).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-13576).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2003 to January 8, 2004 (incorporated by reference from the Form 6-K previously filed on January 20, 2004).

•	Exhibit 10.2: Periodic Report for the period from January 9, 2004 to February 9, 2004 (incorporated by reference from the Form 6-K previously filed on March 1, 2004).

•	Exhibit 10.3: Periodic Report for the period from February 10, 2004 to March 8, 2004 (incorporated by reference from the Form 6-K previously filed on March 22, 2004).

•	Exhibit 10.4: Periodic Report for the period from March 9, 2004 to April 8, 2004 (incorporated by reference from the Form 6-K previously filed on April 30, 2004).

•	Exhibit 10.5: Periodic Report for the period from April 9, 2004 to May 10, 2004 (incorporated by reference from the Form 6-K previously filed on May 26, 2004).

•	Exhibit 10.6: Periodic Report for the period from May 11, 2004 to June 8, 2004 (incorporated by reference from the Form 6-K previously filed on June 16, 2004).

•	Exhibit 10.7: Periodic Report for the period from June 9, 2004 to July 8, 2004 (incorporated by reference from the Form 6-K previously filed on July 28, 2004).

•	Exhibit 10.8: Periodic Report for the period from July 9, 2004 to August 9, 2004 (incorporated by reference from the Form 6-K previously filed on September 1, 2004).

•	Exhibit 10.9: Periodic Report for the period from August 10, 2004 to September 8, 2004 (incorporated by reference from the Form 6-K previously filed on September 29, 2004).

•	Exhibit 10.10: Periodic Report for the period from September 9, 2004 to October 8, 2004 (incorporated by reference from the Form 6-K previously filed on October 29, 2004).

•	Exhibit 10.11: Periodic Report for the period from October 9, 2004 to November 8, 2004 (incorporated by reference from the Form 6-K previously file d on December 1, 2004).

•	Exhibit 10.12: Periodic Report for the period from November 9, 2004 to December 8, 2004 (incorporated by reference from the Form 6-K previously filed on December 29, 2004).

•	Exhibit 10.13: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

•	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 15, 2004 (incorporated by reference from the Form 6-K previously filed on March 1, 2004).

Back to Contents
•	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2004 (incorporated by reference from the Form 6-K previously filed on May 21, 2004).

•	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2004 (incorporated by reference from the Form 6-K previously filed on August 17, 2004).

•	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 15, 2004 (incorporated by reference from the Form 6-K previously filed on June 10, 2005).

•	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the First Issuer Trust Deed dated April 30, 2005 (incorporated by reference from the Form 6-K previously filed on June 13, 2005).

•	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 4) PLC for the year ended December 31, 2004.

•	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2004.

•	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2004.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.